Direct Dial: 216.407.6375

E-mail: mmeaney@mcdonaldhopkins.com

July 14, 2023

Via Edgar Transmission

Ms. Kimberly Browning

Securities & Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549-0506

Re:

Ancora Trust, File Nos. 333-108196 and 811-21418

Dear Ms. Browning:

On May 30, 2023, Ancora Trust (the “Registrant”) filed a preliminary proxy statement relating to a shareholder meeting to consider approval of a new investment advisory agreement with Ancora Advisors LLC.  In a telephone conversation on June 9, 2023, you provided comments to the preliminary proxy statement.  On June 28, 2023, the Registrant filed a response letter to the comments to the preliminary proxy statement (“Initial Response Letter”) and a revised preliminary proxy statement. In a telephone conversation on June 30, 2023, you provided additional comments to the revised preliminary proxy statement. Please find below a summary of your additional comments and the Registrant’s responses, which the Registrant has authorized McDonald Hopkins LLC to make on behalf of the Registrant.  Capitalized terms used herein have the same meanings given to them in the proxy statement.

Comment 1.  The staff of the Securities and Exchange Commission (the “Staff”) has reviewed Registrant’s response to Comment 4 in the Initial Response Letter and takes the position that additional detail about the underlying transaction should be included in the proxy statement. Accordingly, provide a brief description of CD&R and Stone Point, i.e. describe the nature of their businesses.

Response:  The relevant disclosure will be revised as requested.

Comment 2.  With respect to Comment 5 in the Initial Response Letter regarding Section 17(d), confirm supplementally to the Staff that neither CD&R nor Stone Point nor any of the investment vehicles affiliated with CD&R or Stone Point is an “affiliated person” of any Fund as defined in the 1940 Act and the rules thereunder.

Response:  The Registrant confirms that neither CD&R nor Stone Point nor any of the investment vehicles affiliated with CD&R or Stone Point is an “affiliated person” of any Fund as defined in the 1940 Act and the rules thereunder.

Comment 3.  With respect to Comment 8 in the Initial Response Letter, if possible please narrow the closing date of the Transaction down to a particular month.

Response: The Registrant has considered the Staff’s comment. As indicated in the Initial Response Letter, due to the uncertainty of the timing of the regulatory approvals from jurisdictions around the globe, the Registrant respectfully declines to revise the proxy statement in response to this comment.

Comment 4.  With respect to Comment 10 in the Initial Response Letter regarding Appendix B and Advisory Fee Rates, provide more clarity that the rates stated in the Appendix will not change.

Response:  The relevant disclosure will be revised as requested.

Comment 5.  With respect to the Q&A “Will the fee rates payable under the New Advisory Agreement increase as a result of the Transaction”, break out the fee waiver discussion as a separate Q&A. If the current Fee Waiver Agreement has recoupment provisions, explain this in the body of the proxy statement and how recoupment will work under the new Fee Waiver Agreement.

Response:  The relevant disclosure will be revised as requested.

Comment 6.  Add a Q&A explaining that no other fees or expenses (e.g., those payable to other vendors) are expected to change as a result of the Transaction.

Response:  The relevant disclosure will be revised as requested.

Comment 7. Explain what will happen if shareholders of one Fund approve the New Advisory Agreement but shareholders of another Fund do not. In other words, make clear, if it is the case, that the vote of one Fund is not contingent on the others.

Response:  The relevant disclosure will be revised as requested.

* * * * *

The Registrant has authorized McDonald Hopkins LLC to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Michael J. Meaney at (216) 407-6375.

Very truly yours,

Michael J. Meaney

Michael J. Meaney

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